Filed pursuant to Rule 424(b)(3)

G REIT, Inc.

Supplement No. 15 dated February 20, 2004	Supplement No. 1 dated February 20, 2004
to the Prospectus dated July 22, 2002	to the Prospectus dated January 23, 2004
Registration No. 333-76498	Registration No. 333-109640

     We are providing this Supplement No. 15 and Supplement No. 1 to supplement information in our prospectuses dated July 22, 2002 and January 23, 2004, respectively. Supplement No. 15 supplements, modifies and supercedes some of the information contained in our prospectus dated July 22, 2002 and Supplement No. 14 dated December 15, 2003. Supplement No. 1 supplements, modifies and supercedes some of the information contained in our prospectus dated January 23, 2004. References in this Supplement No. 15 and Supplement No. 1 to “us”, “we” or “our company” means G REIT, Inc. and G REIT, L.P., unless the context otherwise requires. References to the initial offering means the prospectus dated July 22, 2002; references to the second offering mean the prospectus dated January 23, 2004.

TERMINATION OF INITIAL OFFERING OF G REIT COMMON STOCK

     Effective February 9, 2004, we terminated our initial offering of shares of our common stock. Of the 21,000,000 shares registered in the initial offering, 19,987,934 were sold and 357,381 were issued in accordance with our dividend reinvestment plan. On February 17, 2004, we filed post-effective amendment no. 7 to the registration statement to withdraw from registration 654,685 shares of our common stock.

COMMENCEMENT OF SECOND OFFERING OF G REIT COMMON STOCK

     On January 23, 2004, our registration statement for the second offering of shares of our common stock was declared effective by the Securities and Exchange Commission. In the second offering, we are offering for sale to the public on a “best efforts” basis a maximum of 27,000,000 shares of our common stock at a purchase price of $10.00 per share and up to 1,500,000 additional shares through our dividend reinvestment plan under which our shareholders may elect to have dividends reinvested in additional shares at $9.50 per share. We commenced the sale of shares pursuant to our second offering on February 9, 2004.

STATUS OF OUR OFFERINGS

     As of February 9, 2004:

•	we sold 19,987,934 shares of our common stock in our initial offering and issued 357,381 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $202,849,479;

•	we sold 69,004 shares of our common stock in our second offering, resulting in gross proceeds of $690,044; and

•	we repurchased 28,342 shares through our share repurchase plan resulting in disbursements totaling $256,505.

After taking into account cash used in connection with the acquisition of real estate properties, loans and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $2,300,000 in cash available to invest in properties as of February 9, 2004.

FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERINGS

Selling Commissions

     As of February 9, 2004, we had incurred approximately $14,821,000 in selling commissions due to our dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

     As of February 9, 2004 we had incurred approximately $3,952,000 in marketing support and due diligence reimbursement fees to our dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

     As of February 9, 2004, we had incurred approximately $5,071,000 in other organizational and offering expenses.

RECENT DEVELOPMENTS

     We are currently considering the possibility of pursuing an additional public offering of shares of our common stock, after the completion of the second offering, and the listing of our common stock on a national securities exchange. If we pursue such a transaction we anticipate that it:

•	will require substantial management and financial resources to complete;

•	will likely require changes to our capitalization;

•	will involve the acquisition of a significant number of additional properties; and

•	will include acquisitions of companies owned or controlled by affiliates, including Anthony W. Thompson, our Chief Executive Officer.

     If the transaction is pursued and completed:

•	the company will be substantially larger, which will provide challenges to our executives to manage such a company;

•	the properties and businesses we acquire may have risks and liabilities greater than or different from our existing portfolio or may otherwise perform less well than we anticipate; and

•	we will become publicly listed.

We are only in the early stages of assessing this type of transaction and cannot guarantee that we will enter into such a transaction in the near future or at all.

PROPERTY ACQUISITIONS

AmberOaks Corporate Center – Austin, Texas

     On January 20, 2004, our company, through its wholly-owned subsidiary, GREIT — AmberOaks LP, a Texas limited partnership, purchased five buildings at AmberOaks Corporate Center located in Austin, Texas from an unaffiliated third party for a purchase price of approximately $35,525,000. The purchase was financed with a loan of approximately $14,700,000 from LaSalle Bank National Association. We are required to make interest only payments until the due date of January 22, 2006, at our option of (1) LaSalle’s prime rate plus 0.50% or (2) up to 3 months LIBOR plus 3.00%. The rate will be subject to a floor of 4.25%. We paid an acquisition fee to Triple Net Realty, Inc., or Realty, an affiliate of our advisor, of $908,900, or approximately 2.6% of the purchase price.

     AmberOaks is a Class A five-building office portfolio totaling approximately 281,885 square feet that is part of an eight-building complex built during 1999-2001. An affiliate of our advisor purchased the remaining three buildings. AmberOaks is located in Northwest Austin in an area that has been consistently listed as one of the top five fastest growing counties in the country. The property is proximate to neighborhoods, retail and business services.

     AmberOaks is approximately 76% leased to seven tenants. At the date of acquisition, URS Corporation (aka Radian International) occupied approximately 61.9% of the property. No leases expire during the next twelve months.

     The following table provides certain information with respect to the leases of those tenants that occupy 10% or more of the rentable square footage at AmberOaks:

		Percentage of	Lease Termination	Current Base Annual
Tenant	Rentable Square Feet	Property Leased	Date	Rent	Renewal Options

URS Corporation (1)	179,416	61.9%	09/30/11	$2,261,580	2-five year

(1)	Government entity or government contractor.

     The following table provides certain information with respect to lease expirations for the next 10 years at AmberOaks as of January 31, 2004:

				Percent of Total Building	Percent of Gross Annual Base
	Number of Leases	Rentable Sq. Ft. of	Base Annual Rent of	Rentable Sq. Ft. Represented	Rent Represented by Leases
Year Ending December 31	Expiring	Leases Expiring	Leases Expiring	by Leases Expiring	Expiring

2004	—	—	$—	—%	—%
2005	—	—	—	—	—
2006	—	—	—	—	—
2007	4	26,024	282,585	9.23	10.54
2008	—	—	—	—	—
2009	2	14,339	136,723	5.09	5.10
2010	—	—	—	—	—
2011	1	174,416	2,261,580	61.87	84.36
2012	—	—	—	—	—
2013	—	—	—	—	—

Total	7	214,779	$2,680,888	76.19%	100.00%

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases applicable to the property.

     We do not anticipate making any significant repairs or improvements to AmberOaks over the next few years except for costs associated with leasing up the property. A Phase I environmental assessment completed in connection with the purchase of AmberOaks found no hazardous conditions. For federal income tax purposes, AmberOaks depreciable basis is approximately $30,200,000.

     We have retained Realty to manage AmberOaks for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Austin, Texas

     Market Overview

     The Austin office market gained some momentum during the fourth quarter of 2003. Direct vacancy decreased slightly from 20.60% in the third quarter to 20.56% in the fourth quarter, indicating the market’s first sign of positive absorption in a year. Gross asking rental rates increased $0.22 per square foot in the fourth quarter to $20.54 per square foot. The Austin market has seen a halt in construction over the past two years and currently no major new construction is slated for 2004.

     Economy

     Austin, the state capitol of Texas, is located in the central part of the state in a region known as the Hill Country. The Austin-San Marcos Metropolitan Statistical Area which includes five counties, Bastrop County, Caldwell County, Hays County, Travis County and Williamson County, is the 38th largest region nationally, while the city of Austin is the 16th largest city. Key industries include the services and trade sectors, government, manufacturing, especially high-tech, computers, software, semiconductors and telecommunications. The area’s largest employers are the University of Texas at Austin, Dell Computer Corp., the City of Austin and Motorola, Inc. Austin’s unemployment rate decreased from 5.6% to 4.8% during the fourth quarter of 2003 and remains below the state and national unemployment averages by approximately 1% and 2%, respectively.

Public Ledger Building – Philadelphia, Pennsylvania

     On February 13, 2004, our company, through its wholly owned subsidiary, GREIT – Public Ledger, LLC, a Pennsylvania limited liability company, purchased the Public Ledger Building in Philadelphia, Pennsylvania. The seller was an unaffiliated third party. The total purchase price for the property was approximately $33,950,000. We financed the purchase price with approximately $19,929,000 in borrowings under our credit facility arranged through LaSalle. We are required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. We paid an acquisition fee to Realty of $965,000, or approximately 2.8% of the purchase price.

     The Public Ledger Building is a 471,217 square foot 12-story multi-tenant Class B+ office building located in Philadelphia’s East Market Street submarket. The property, which was built in 1927 and refurbished in 1991, is adjacent to Independence Hall and the Liberty Bell Center and reflects Philadelphia’s architectural and historical significance. The property is easily accessed by public transportation as well as from Interstate 76 (western Philadelphia suburbs), Interstate 95 (route linking New York and Washington) and Interstate 676 (Camden). Philadelphia International Airport is located 11 miles south of the property.

     The Public Leger Building is approximately 85% leased to multiple tenants. At the date of acquisition, the General Services Administration occupied approximately 27.5% of the property. Four leases totaling approximately 2.5% of the property’s gross leaseable area expire during the next twelve months.

     The following table provides certain information with respect to the leases of those tenants that occupy 10% or more of the rentable square footage at the Philadelphia Ledger Building:

		Percentage of	Lease Termination	Current Base Annual
Tenant	Rentable Square Feet	Property Leased	Date	Rent	Renewal Options

General Services	129,476	27.5%	04/23/08	$2,412,875	None
Administration (1)

(1)	Government entity or government contractor.

     The following table provides certain information with respect to lease expirations for the next 10 years at the Public Ledger Building as of January 31, 2004:

				Percent of Total Building	Percent of Gross Annual Base
	Number of Leases	Rentable Sq. Ft. of	Base Annual Rent of	Rentable Sq. Ft. Represented	Rent Represented by Leases
Year Ending December 31	Expiring	Leases Expiring	Leases Expiring	by Leases Expiring	Expiring

2004	5	12,382	$230,788	2.63%	3.26%
2005	8	30,277	541,510	6.43	7.66
2006	7	49,519	488,351	10.51	6.91
2007	7	20,249	329,912	4.30	4.67
2008	12	170,431	3,057,582	36.17	43.24
2009	3	9,165	184,288	1.94	2.61
2010	1	11,600	214,600	2.46	3.03
2011	3	31,677	649,875	6.72	9.19
2012	3	28,511	627,627	6.05	8.88
2013	4	20,569	459,967	4.37	6.51
Thereafter	1	15,077	286,463	3.20	4.04

Total	54	399,457	$7,070,963	84.78%	100.00%

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases applicable to the property.

     We do not anticipate making any significant repairs or improvements to the Public Ledger Building over the next few years. A Phase I environmental assessment completed in connection with the purchase of the property found no hazardous conditions. For federal income tax purposes, the Public Ledger Building’s depreciable basis is approximately $28,900,000.

     We retained Realty to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Philadelphia, Pennsylvania

     Market Overview

     The Philadelphia metropolitan region contains over 122 million square feet of multi-tenant office space in more than 1,500 buildings. Seventy-five percent of this space is located in downtown Philadelphia and in the western Philadelphia suburbs. Southern New Jersey and New Castle County, Delaware comprise the remaining 25%. The third quarter of 2003 showed vacancy rates of 13.61%, an increase of approximately 1% over the previous quarter. Class A office space in suburban Philadelphia reported a negative absorption rate during the third quarter of 2003 while the downtown area recorded positive absorption. The average asking rent in for Class A space during the third quarter of 2003 was $23.43 per square foot, while suburban office space recorded asking rents in the $23.69 — $35.00 range. Construction activity has been slow, with the Philadelphia suburbs reporting 1.4 million square feet in the development pipeline, approximately 26% of which is pre-leased.

     Economy

     The Philadelphia region is comprised of 11 counties: Bucks, Chester, Delaware, Montgomery and Philadelphia counties in Pennsylvania; Burlington, Camden, Gloucester, Mercer and Salem counties in New Jersey; and New Castle County in Delaware. The Philadelphia metropolitan area is the fourth largest, by population, of the 318 metropolitan areas delineated by the US Office of Management and Budget. This region sits at the center of business activity along the eastern corridor. Key industries include biotech/pharmaceutical, telecommunications, education, insurance, legal and business services, manufacturing, tourism, healthcare, retail and life sciences. Although the manufacturing, leisure and hospitality sectors saw a decrease in the number of jobs available, government, education and health services saw steady increases. Businesses and professional services and financial sectors remained mostly unchanged. While the national unemployment rate remains steady at approximately 6.2%, Philadelphia’s unemployment rate decreased by almost one-half of one percent to 5.2% between July 2003 and November 2003.

     Some of the information described above regarding the marketing overview and economy of Austin, Texas and Philadelphia, Pennsylvania, although believed to be accurate, was provided by third parties unaffiliated with our company, our advisor or its affiliates. Therefore, no assurance can be given that such information is accurate.

FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the Acquisition of AmberOaks Corporate Center

     Acquisition Expenses

     We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $15,000.

     Property Management Fee

     We pay Realty a property management fee equal to 5% of the gross income from the property; however a portion of this fee may be re-allowed to a third party property manager. This fee is paid monthly. No property management fees are currently due.

Fees Paid in Connection with the Acquisition of the Public Ledger Building

     Acquisition Expenses

     We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $30,000.

     Property Management Fee

     We pay Realty a property management fee equal to 5% of the gross income from the property; however a portion of this fee may be re-allowed to a third party property manager. This fee is paid monthly. No property management fees are currently due.

POTENTIAL PROPERTY ACQUISITIONS

     We are currently considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

     There can be no assurance that any or all of the conditions will be satisfied.